UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Rego Payment Architectures, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

759141 104
(CUSIP Number)

John Paul DeJoria 109 W 7th St., Suite 200, Georgetown, TX 78626 (512) 360-8918
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. However, such information should be read in conjunction with, and is qualified in its entirety by reference to, the information contained elsewhere in this Schedule 13D, including in particular the information set forth in Item 5 hereof.

CUSIP 759141 104	SCHEDULE 13D	Page 2 of 10

1.	Names of Reporting Persons
John Paul DeJoria
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
35,540,417
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
28,397,560
	10.	Shared Dispositive Power
7,142,857

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
35,540,417
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
23.04%
14.	Type of Reporting Person
IN

CUSIP 759141 104	SCHEDULE 13D	Page 3 of 10

1.	Names of Reporting Persons
John Paul DeJoria Family Trust
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
16,227,855
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
16,227,855
	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,227,855
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
11.42%
14.	Type of Reporting Person
IN

CUSIP 759141 104	SCHEDULE 13D	Page 4 of 10

1.	Names of Reporting Persons
JP’s Nevada Trust
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
7,142,857
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
7,142,857
	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,142,857
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
5.26%
14.	Type of Reporting Person
IN

CUSIP 759141 104	SCHEDULE 13D	Page 5 of 10

1.	Names of Reporting Persons
JPD Family Office Services, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
7,142,857

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,142,857
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
5.26%
14.	Type of Reporting Person
IN

CUSIP 759141 104	SCHEDULE 13D	Page 6 of 10

1.	Names of Reporting Persons
JDP 2019 Gift Trust
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
4,444,456
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
4,444,456
	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,444,456
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
3.17%
14.	Type of Reporting Person
IN

CUSIP 759141 104	SCHEDULE 13D	Page 7 of 10

Explantory Note

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on May 19, 2023, by (1) John Paul DeJoria, in his individual capacity (“Mr. DeJoria”), (2) John Paul DeJoria Family Trust (the “Family Trust”), of which Mr. DeJoria is the settlor and the sole trustee, (3) JP’s Nevada Trust (the “Nevada Trust”), of which Mr. DeJoria is the settlor and the investment trustee, (4) JPD Family Office Services, LLC (“Trust Services”), which is the distribution trustee of the Nevada Trust, and (5) JDP 2019 Gift Trust (the “Gift Trust”), of which Mr. DeJoria is the settlor and the sole trustee.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety to read as follows:

On May 16, 2024, the Gift Trust purchased from the Company 38,889 shares of Series B Cumulative Convertible Preferred Stock of the Company, convertible into 3,888,900 shares of Common Stock (subject to adjustment), at a purchase price of $90.00 per share, pursuant to a Securities Purchase Agreement.

The respective amounts of funds expended by Mr. DeJoria, the Family Trust, the Nevada Trust and the Gift Trust to acquire the securities of the Company reported herein as being held by each of them directly, are $6,952,684.93, $11,111,791.00, $5,000,000.00 and $4,000,000.00, respectively, or $27,064,475.93 in the aggregate. Mr. DeJoria used his personal funds for his acquisitions and the Family Trust, the Nevada Trust and the Gift Trust used cash on hand, cash contributed by Mr. DeJoria or a combination of the foregoing for their respective acquisitions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)            The responses under Item 3 above and Item 6 below are incorporated herein by reference. The numbers of shares of Common Stock that are potentially issuable to any Reporting Person upon the conversion of convertible preferred stock of the Company or the exercise of options granted by the Company are based upon information provided by the Company. The terms of the convertible preferred stock of the Company held by the Reporting Persons contain provisions which restrict the conversion of such stock to the extent that, after giving effect to such conversion, the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. Accordingly, notwithstanding the number of shares of Common Stock reflected in this Schedule 13D or on the cover pages hereof as being owned by any Reporting Person, such Reporting Person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of such convertible preferred stock of the Company to the extent that upon such conversion the number of shares of Common Stock beneficially owned by such Reporting Person and its affiliates, in the aggregate, would exceed the Maximum Percentage. By written notice to the Company, the holder may increase or decrease the Maximum Percentage to any other percentage specified in such notice; provided that (x) any such increase will not be effective until the sixty-first day after such notice is delivered to the Company and (y) any such increase or decrease will apply only to the holder and not to any other holder of such convertible preferred stock.

As of the date of this Schedule 13D, Mr. DeJoria beneficially owns an aggregate of 35,540,417 shares of Common Stock (the “DeJoria Shares”), of which 17,148,412 are outstanding shares of Common Stock and 18,392,005 are shares of Common Stock that are issuable upon the conversion or exercise of other securities of the Company that are beneficially owned by Mr. DeJoria. The DeJoria Shares represent 23.04% of the shares of Common Stock outstanding, with the number shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 154,240,110 (which represents the sum of (x) 135,848,105, which according to information filed by the Company with the Securities and Exchange Commission (the “Commission”), represents the total number shares of Common Stock outstanding as of April 1, 2024, and (y) the 18,392,005 shares of Common Stock issuable upon conversion or exercise of other securities of the Company beneficially owned by Mr. DeJoria). Mr. DeJoria disclaims responsibility for the accuracy of the information provided by the Company.

CUSIP 759141 104	SCHEDULE 13D	Page 8 of 10

Specifically, as of the date of this Schedule 13D:

•	Mr. DeJoria, in his individual capacity, holds and has sole power to vote and dispose of (a) 75,556 shares of Series B Cumulative Convertible Preferred Stock of the Company, convertible into 7,555,600 shares of Common Stock (subject to adjustment), and (b) $152,685 aggregate principal amount of convertible notes of the Company, convertible into 1,696.50 shares of Series C Cumulative Convertible Preferred Stock of the Company (subject to adjustment), which in turn would be convertible into 169,650 shares of Common Stock (subject to adjustment).

•	As the sole trustee of the Family Trust, Mr. DeJoria, has sole power to vote and dispose of, and may be deemed to beneficially own, the 16,227,855 shares of Common Stock reported elsewhere herein as being beneficially owned by the Family Trust.

•	As the investment trustee of the Nevada Trust, Mr. DeJoria has sole power to vote and shared power to dispose of, and may be deemed to beneficially own, the 7,142,857 shares of Common Stock reported elsewhere herein as being beneficially owned by the Nevada Trust.

•	As the sole trustee of the Gift Trust, Mr. DeJoria, has sole power to vote and dispose of, and may be deemed to beneficially own, the 4,444,456 shares of Common Stock reported elsewhere herein as being beneficially owned by the Gift Trust.

As of the date of this Schedule 13D, the Family Trust beneficially owns an aggregate of 16,227,855 shares of Common Stock (the “Family Trust Shares”), of which 10,005,555 are outstanding shares of Common Stock and 6,222,300 are shares of Common Stock that are issuable upon the conversion or exercise of other securities of the Company that are beneficially owned by the Family Trust. The Family Trust Shares represent 11.42% of the shares of Common Stock outstanding, with the number shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 142,070,405 (which represents the sum of (x) 135,848,105, which according to information filed by the Company with the Commission, represents the total number shares of Common Stock outstanding as of April 1, 2024, and (y) the 6,222,300 shares of Common Stock issuable upon conversion or exercise of other securities of the Company beneficially owned by the Family Trust). The Family Trust disclaims responsibility for the accuracy of the information provided by the Company.

Specifically, as of the date of this Schedule 13D, the Family Trust holds (a) 10,005,555 shares of Common Stock, (b) 10,000 shares of Series A Cumulative Convertible Preferred Stock of the Company, convertible into 1,111,111 shares of Common Stock (subject to adjustment), (c) 44,445 shares of Series B Cumulative Convertible Preferred Stock of the Company, convertible into 4,444,522 shares of Common Stock (subject to adjustment), and (d) $600,000 aggregate principal amount of convertible notes of the Company, convertible into 666.667 shares of Series C Cumulative Convertible Preferred Stock of the Company (subject to adjustment), which in turn would be convertible into 666,667 shares of Common Stock (subject to adjustment). Mr. DeJoria, as the sole trustee of the Family Trust, has sole power to vote and dispose of, and may be deemed to beneficially own, the foregoing securities.

As of the date of this Schedule 13D, the Nevada Trust beneficially owns an aggregate of 7,142,857 shares of Common Stock (the “Nevada Trust Shares”), all of which are outstanding. The Nevada Trust Shares represent 5.26% of the shares of Common Stock outstanding, with the number shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 135,848,105, which according to information filed by the Company with the Commission, represents the total number shares of Common Stock outstanding as of April 1, 2024. The Nevada Trust disclaims responsibility for the accuracy of the information provided by the Company. Mr. DeJoria, as the investment trustee of the Nevada Trust, has sole power to vote and shared power to dispose of, and may be deemed to beneficially own, the Nevada Trust Shares. JPD Family Office Services, LLC, as the distribution trustee of the Nevada Trust, has shared power to dispose of, and may be deemed to beneficially own, the Nevada Trust Shares.

CUSIP 759141 104	SCHEDULE 13D	Page 9 of 10

As of the date of this Schedule 13D, the Gift Trust beneficially owns an aggregate of 4,444,456 shares of Common Stock (the “Gift Trust Shares”), all of which are shares of Common Stock that are issuable upon the conversion or exercise of other securities of the Company that are beneficially owned by the Gift Trust. The Gift Trust Shares represent 3.17% of the shares of Common Stock outstanding, with the number shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 140,292,561 (which represents the sum of (x) 135,848,105, which according to information filed by the Company with the Commission, represents the total number shares of Common Stock outstanding as of April 1, 2024, and (y) the 4,444,456 shares of Common Stock issuable upon conversion or exercise of other securities of the Company beneficially owned by the Gift Trust). The Gift Trust disclaims responsibility for the accuracy of the information provided by the Company.

Specifically, as of the date of this Schedule 13D, the Gift Trust holds 44,445 shares of Series B Cumulative Convertible Preferred Stock of the Company, convertible into 4,444,456 shares of Common Stock (subject to adjustment). Mr. DeJoria, as the sole trustee of the Gift Trust, has sole power to vote and dispose of, and may be deemed to beneficially own, the foregoing securities.

(b) Mr. DeJoria has the sole power to vote and dispose of the DeJoria Shares, the Family Trust Shares and the Gift Trust Shares. Mr. DeJoria has the sole power to vote the Nevada Trust Shares. Each of Mr. DeJoria and Trust Services have shared power to dispose of the Nevada Trust Shares.

(c) Except as disclosied in Item 3, none of the Reporting Persons effected any transactions in shares of Common Stock, in any capacity, during the 60 days immediately preceding the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

CUSIP 759141 104	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2024

John Paul DeJoria
/s/ Kevin Lange, Attorney-in-Fact

John Paul DeJoria Family Trust
/s/ Kevin Lange, Attorney-in-Fact
By:	John Paul DeJoria, sole trustee

JP’s Nevada Trust
/s/ Kevin Lange, Attorney-in-Fact
By:	John Paul DeJoria, investment trustee

JPD Family Office Services, LLC
/s/ Kevin Lange
By:	Kevin Lange, President

JPD 2019 Gift Trust
/s/ Kevin Lange, Attorney-in-Fact
By:	John Paul DeJoria, sole trustee